UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

                  Commission File Number 0-26624
                       CUSIP Number 02145P106

(Check One):[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
[ ] Form N-SAR

For Period Ended:  June 30, 2002
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Alternate Marketing Networks, Inc.
One Ionia, SW, Suite 520
Grand Rapids, Michigan 49503

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)  The subject annual report, semi-annual report, transition report on
       Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)  The accountant's statement or other exhibit required by Rule 12b-
    25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's report on Form 10-QSB could not be filed within the prescribed time period because information required for the completion and filing of the Form 10-QSB is not yet available due to difficulties in finalizing the amount and disclosures for the Company's initial transitional impairment test of goodwill as required by FAS 142. The Company also made management and staff changes in connection with the Company's acquisition of Hencie, Inc. effective as of August 1, 2002 which has contributed to the delay in completing the Form 10-QSB.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Phillip D. Miller
     (616) 235-0698

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
   Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

[If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.]

No significant change is anticipated as to the results of operations for the quarter ended June 30, 2002; however, while it is not yet finalized, the Company expects to report a non-cash goodwill impairment representing the change in accounting policy arising from the adoption of FAS 142, as of January 1, 2002.

Alternate Marketing Networks, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002            By: /s/ Phillip D. Miller
                                 Name: Phillip D. Miller
                                 Title: Chairman of the Board














                          General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).